DAVIS POLK & WARDWELL
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WRITER’S DIRECT

March 12, 2007

Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Attention:	Nicholas P. Panos, Esq. Special Counsel, Office of Mergers & Acquisitions

Re:	CVS Corporation

Registration Statement on Form S-4 (Registration No. 333-139470)

Dear Mr. Panos:

     This letter is in response to your oral comment conveyed to me on Monday March 12, 2007, concerning the above-referenced Registration Statement relating to the CVS/Caremark merger transaction (the “Registration Statement”).

     Oral Comment.

     In our telephone conversation, you noted that CVS has announced that, if its pending merger with Caremark is consummated, CVS will undertake a cash tender offer for 150 million of its outstanding shares.

     You have asked that we provide our analysis as to the basis for concluding that the issuance of CVS shares to Caremark shareholders in the merger is, in light of the announcement of the planned tender offer after closing of the merger, consistent with Rule 14e-5 under the Securities Exchange Act of 1934, as amended.

     You have also asked that we provide our analysis as to the basis for concluding that the announcement of the planned tender offer for CVS shares after closing of the merger, in light of the proposed issuance of CVS shares in the merger, is consistent with Regulation M under the Securities Exchange Act of 1934, as amended.

Nicholas P. Panos, Esq.	2	March 12, 2007

     I. Introduction; Summary of Conclusion

     The merger agreement for the CVS/Caremark transaction was entered into and publicly announced on November 1, 2006. The Registration Statement for the transaction was declared effective on January 19, 2007. The basic elements of the transaction structure (namely, the fixed exchange ratio, a one-time special cash dividend to Caremark shareholders, and a post-closing repurchase of 150 million CVS shares) have not changed and were all fully disclosed in the Registration Statement at the time it went effective.

     The announcement by CVS and Caremark on March 8, 2007 of a planned tender offer to be undertaken by CVS after the closing of the merger is consistent with (and in lieu of) the previously announced accelerated share repurchase transaction (also for 150 million shares) that is disclosed in the Registration Statement. Having decided on a different means to achieve the intended post-closing repurchase of CVS shares (i.e., tender offer rather than accelerated share repurchase), the parties felt that it was important and beneficial to CVS and Caremark shareholders, and legally required, that this information be disclosed and communicated to investors. The disclosure of the tender offer represents more concrete information as to the intended manner of repurchase and, we believe, is therefore to the benefit of shareholders.

     With respect to Rule 14e-5, the Caremark shares are not “subject securities” with respect to the tender offer. They are also not “related securities” because they are not “immediately convertible into, exchangeable for, or exercisable for subject securities”. In any event, if viewed as “related securities”, then the plan of merger between CVS and Caremark should be an arrangement exempt from Rule 14e-5 by virtue of Rule 14e-5(b)(7) as a contractual obligation existing prior to the announcement of the tender offer.

     With respect to Regulation M, the tender offer is only to be made after the merger closes and only on condition that the merger closes. The tender offer planned for after the merger closes (i.e., after the distribution’s restricted period) therefore is not a direct or indirect “bid for, purchase, or attempt to induce any person to bid for or purchase” CVS shares “in connection with a distribution of securities … during the applicable restricted period.”

     Furthermore, we note that the announcement by CVS of the 150 million share repurchase actually occurred prior to the Regulation M restricted period. The tender offer is a change in the intended manner of the repurchase, and the announcement of this change was considered important information for shareholders as a disclosure matter.

      The policy considerations underlying Rule 14e-5 and Regulation M are focused on avoiding manipulative or abusive practices. None of these policy considerations are implicated here. As the Federal District Court for the Southern District of New York has recently opined in United States of America v. David Finnerty1, “in the securities context, manipulation … requires misleading or deceiving someone.” All elements of the CVS/Caremark transaction and structure are and have been transparent, fully disclosed and undertaken for valid, proper and good faith

     1 2007 WL 518651 (S.D.N.Y. Feb. 21, 2007).

Nicholas P. Panos, Esq.	3	March 12, 2007

business, transaction and investor relations purposes, and without any element of manipulation or abuse.

     II. Rule 14e-5.

     Rule 14e-5(a) provides that the offeror in a tender offer (and certain other parties) may not “directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer until the tender offer expires. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires.”

     “Subject securities” are defined under Rule 14e-5, by reference to Regulation M-A Item 1000, as “the securities or class of securities that are sought to be acquired in the transaction (e.g. the target), or that is otherwise the subject of the transaction.”

     “Related securities” are defined under Rule 14e-4 as “securities that are immediately convertible into, exchangeable for, or exercisable for subject securities.”

     Analysis with respect to Rule 14e-5.

     For the reasons discussed below, we believe that the statutory change of Caremark shares into the right to receive CVS shares upon closing of the pending merger falls outside the scope of Rule 14e-5. In addition, we believe that, even if the change of Caremark shares into the right to receive CVS shares in the merger were viewed as falling within the scope of Rule 14e-5, it would qualify as “Excepted Activity” under Rule 14e-5(b).

      (1) The Caremark shares fall outside the definitions of securities covered by Rule 14e-5. They are not the “subject securities” for which the tender offer would be made. They are not “related securities” because they are not “immediately convertible into, exchangeable for, or exercisable for subject securities.” [Emphasis added]

      When the merger closes, the Caremark shares will automatically change, by virtue of the merger statute, into the right to receive CVS shares. Until the merger closes, no Caremark shares will have any right to receive CVS shares. Therefore, the Caremark shares cannot be considered “immediately” convertible into, exchangeable for, or exercisable for subject securities.

      In fact, at no time does any holder of Caremark shares have any right to convert those shares into or exchange those shares for CVS shares. CVS is never offering or seeking to purchase those shares from any holder of Caremark shares. Rather, CVS and Caremark, as corporate entities, have entered into an agreement with respect to a statutory plan of merger on which the Caremark shareholders will vote as a matter of Delaware merger law. Assuming (among other things) approval of the stockholders, upon closing of the merger (by operation of the Delaware merger statute and the terms of the merger agreement), the Caremark common shares will, by statute, automatically change into the right to receive CVS shares. In contrast to a situation in which a holder holds a convertible or exchangeable security, no action by any

Nicholas P. Panos, Esq.	4	March 12, 2007

Caremark holder is needed or permitted to bring about the change into the right to receive CVS shares. A holder does not need to exercise any exchange or conversion right.

      (2) In addition, the pending merger falls outside the scope of Rule 14e-5 because, by consummating the merger, CVS does not “directly or indirectly purchase or arrange to purchase any subject securities or any related securities” with respect to the conditional tender offer. Upon consummation of the merger, CVS will not purchase such “subject securities” (CVS shares) nor will it purchase any “related securities”, convertible into such securities. The merger does not involve the purchase of a security convertible into or exchangeable for CVS shares. Rather it involves the use of CVS shares as consideration for Caremark shares pursuant to a merger agreement that was entered into and fully disclosed long before contemplation of the tender offer. Put another way, Rule 14e-5 prohibits a tender offeror from making purchases (outside the tender offer) of the securities subject to the tender offer or of securities convertible into those subject securities, but it does not prohibit the purchase of unrelated securities using subject securities as consideration.

      (3) Even if the change of Caremark shares into the right to receive CVS shares upon closing of the pending merger were viewed as falling within the scope of Rule 14e-5, the merger would qualify as “Excepted Activity” under Rule 14e-5(b)(7). As noted above, in order for Caremark shares to be viewed as “related securities” they would need to be treated as “immediately convertible into, exchangeable for, or exercisable for subject securities” [Emphasis added]. The view that Caremark shares are immediately exchangeable for or convertible into CVS shares would, at a minimum, require treatment of CVS and Caremark’s merger agreement as an unconditional contract. However, Rule 14e-5(b)(7) excepts from the prohibitions of Rule 14e-5:

“purchases… pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer; (ii) the contract is unconditional and binding on both parties; and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials”.

      Thus, CVS’ announcement of the conditional tender offer prior to the merger would not contravene Rule 14e-5 because the merger agreement was entered into prior to announcement of the conditional tender offer, the merger agreement would have to be treated as unconditional in order for Rule 14e-5 to apply at all, and the offering materials for the conditional tender offer will disclose (or incorporate by reference) the material terms of the merger. For this purpose, the merger agreement should properly be viewed as unconditional since no party has any subjective conditions to closing nor any unilateral right to assert a condition within its own control as a basis not to close.

      (4) We note that the proposing Release for Rule 10b-13 (Release Nos. 8595 and 34-8595) states that:

Nicholas P. Panos, Esq.	5	March 12, 2007

“The rule as proposed also applies to exchange offers, i.e., where one company is offering its own securities in exchange for the securities of another issuer. This provision is, in effect, a codification of existing interpretations under Rule 10b-6, which among other things, prohibits a person making a distribution from bidding for or purchasing the security being distributed or any right to acquire that security. These interpretations have pointed out that the security to be acquired in the exchange offer is, in substance, either a right to acquire the security being distributed or is brought within the rule under paragraph (b) thereof; and Rule 10b-6 prohibits the purchase of such security during the distribution except through the exchange offer, unless an exemption is available.”

      While the textual intent of the foregoing paragraph is very much open to question, applying this paragraph to the proposed CVS/Caremark merger transaction, no Caremark shares are sought to be acquired outside the merger (analogous to the “exchange offer” referred to in the quoted paragraph). And, as pointed out below, with respect to Regulation M (formerly Rules 10b-6 and 10b-7), no CVS shares are to be sought to be acquired during the distribution of CVS shares in relation to the merger.

     III. Regulation M

          Rule 102 under Regulation M provides that:

(a) Unlawful Activity. In connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period...

     “Restricted period means …(3) In the case of a distribution involving a merger, acquisition, or exchange offer, the period beginning on the day proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution.” The completion of the distribution in the context of a merger has been interpreted to mean the time that the offeree shareholders (i.e., in this case the Caremark shareholders) vote on the transaction.

Nicholas P. Panos, Esq.	6	March 12, 2007

     Analysis with respect to Regulation M

     With respect to Regulation M, the tender offer is only to be made after the merger closes and only on condition that the merger closes. The tender offer planned for after the merger closes (i.e., after the restricted period) therefore is not a direct or indirect “bid for, purchase, or attempt to induce any person to bid for or purchase” CVS shares “in connection with a distribution of securities … during the applicable distribution period.” No CVS shares are sought to be purchased during the distribution period or in connection with the distribution to Caremark shareholders. There could be no bid or attempt to induce a bid for CVS shares during the restricted period in connection with the distribution to Caremark shareholders when the parties could not know whether the merger would close or whether the tender offer would even occur.

     Furthermore, we note that the announcement by CVS of the 150 million share repurchase actually occurred prior to the restricted period. The tender offer represents a change in the method of the repurchase, and the announcement of this change was considered important information for shareholders as a disclosure matter.

     IV. Overall Policy Considerations.

      The adopting release for Rule 10b-13 (now Rule 14e-5) explains that the Rule seeks to prevent “fraudulent or manipulative” purchases in the context of a tender offer (Release Nos. 8712 and 34-8712). We understand the purposes of Rule 14e-5 to be to address the risks inherent in a tender offeror purchasing subject or related securities in the market or privately (outside the tender offer) where the seller might be disadvantaged by not having the full information and time period, or not having the equal treatment to all holders, sought to be provided by the tender offer rules.

      Similarly, the adopting release for Regulation M describes the regulation as an exercise of the SEC’s "authority to combat manipulative abuses" (Release Nos. 33-7375; 34-38067; IC-22412).

      None of these issues are presented by this CVS/Caremark transaction. The merger and its terms have been fully disclosed to all holders.

      With respect to Rule 14e-5, CVS is not engaging in any purchase or other transaction with any shareholder. Rather, a plan of merger is being presented at the corporate level, and all shareholders will be treated the same way – namely, upon closing of the merger, their Caremark shares will, by operation of merger law, automatically become the right to receive a specified number of CVS shares. The Caremark shares would become CVS shares by virtue of CVS’ and Caremark’s agreement to merge. No Caremark shareholder is making any investment decision to sell shares to CVS outside a tender offer.

      The announcement by CVS and Caremark of the tender offer to be undertaken by CVS after the closing of the merger is consistent with (and in lieu of) of the previously announced

Nicholas P. Panos, Esq.	7	March 12, 2007

accelerated share repurchase transaction (also for 150 million shares) that is disclosed in the Registration Statement. Having decided on a different means to achieve the intended post-closing repurchase of CVS shares (i.e., tender offer rather than accelerated share repurchase), the parties felt that it was important and beneficial to CVS and Caremark shareholders that this information be disclosed and communicated to investors. The disclosure of the tender offer represents more concrete information as to the intended manner of repurchase and is therefore to the benefit of shareholders.

      We note that two step transactions (a first step tender followed by an announced second step stock merger) have been undertaken by numerous parties for more than 30 years without objection. We see no reason why the reverse sequence (merger followed by tender offer) in the CVS/Caremark transaction should affect the analysis that the combination of stock merger and tender offer transactions is consistent with the federal securities laws. We also note that cash/stock election mergers and election tender/exchange offers (both of which involve elements of stock and cash offers by virtue of the election feature offered to shareholders) are viewed to be consistent with applicable securities laws (including Regulation M and Rule 14e-5). Again, we see no reason why the CVS/Caremark transaction is not consistent with the Staff position that has permitted concurrent stock/cash election mergers and tender/exchange offers.

      The policy considerations underlying Rule 14e-5 and Regulation M are focused on avoiding manipulative or abusive practices. None of these policy considerations are implicated here. As the Federal District Court for the Southern District of New York has recently opined in United States of America v. David Finnerty2, “in the securities context, manipulation … requires misleading or deceiving someone.” All elements of the CVS/Caremark transaction and structure are and have been transparent, fully disclosed and undertaken for valid, proper and good faith business, transaction and investor relations purposes, and without any element of manipulation or abuse. Accordingly, even putting aside the legal and technical bases discussed above as to why the merger and tender offer are consistent with Rule 14e-5 and Regulation M, we respectfully submit that there is also no policy reason for considering the proposed merger, followed by a tender offer to be conducted after the closing of the merger, to present any issue under Rule 14e-5 or Regulation M.

* * *

     2 2007 WL 518651 (S.D.N.Y. Feb. 21, 2007).

Nicholas P. Panos, Esq.	8	March 12, 2007

In light of the timing considerations for this transaction, we would appreciate hearing from you as soon as possible. I can be reached at (212) 450-4539 should it be helpful to discuss this further.

Very truly yours, /s/ Louis Goldberg Louis Goldberg